Exhibit 99.2

James Hardie Industries plc
Friday, 14 February 2014	Level 3
22 Pitt Street
Sydney NSW 2000
Australia
The Manager
ASX Market Announcements	T: +61 2 8845 3360
ASX	F: +61 2 9251 9805
20 Bridge Street
SYDNEY NSW 2000	GPO Box 3935
Sydney NSW 2001
Australia

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 3rd Quarter FY14 results on Friday, 28 February 2014.

No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	10.00am (AEDT)

Dial in:	+61 2 8524 5042

Participant Passcode:	8096721

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully
/s/ Sean O’Sullivan

Sean O’Sullivan
Vice President - Investor and Media Relations

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van deer Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719